Exhibit 99.1

20 August 2024

Nexxen International Ltd
(“Nexxen” or the “Company”)

Director Dealings Pursuant to Previously Established Non-Discretionary Plans to Trade Under Rule 10b-5

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), announces that in accordance with the vesting schedule for certain restricted stock units and performance stock units over Ordinary Shares of NIS0.01 each in the capital of the Company ("RSUs", “PSUs” and "Ordinary Shares") 70,000 time-based RSUs and 745,000 PSUs, respectively, over Ordinary Shares have vested and been issued to certain Directors of the Company as set out in the table below.

In addition, pursuant to previously established non-discretionary plans to trade in the Company's Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Rule 10b5-1 Plans"), Ofer Druker, the Company's Chief Executive Officer, and Yaniv Carmi, the Company's Chief Operating Officer, have sold Ordinary Shares (the "Share Sale") in order to cover the tax obligations triggered by the vesting of RSUs. Full details of the Share Sale are detailed in the table below.

Director	Position	Ordinary Shares Issued	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	375,000	45,718	$3.6259	4,837.075	3.55%
Yaniv Carmi	Chief Operating Officer	165,000	82,500	$3.6251	2,181,411	1.60%
Sagi Niri	Chief Financial Officer	275,000	-	-	1,867,650	1.37%

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each

	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of PSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	375,000
d)	Aggregated information: • Aggregated volume • Price	375,000 Ordinary Shares n/a
e)	Date of the transaction	19 August 2024
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each

	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$3.6259	45,718
d)	Aggregated information: • Aggregated volume • Price	45,718 Ordinary Shares $165,766.61
e)	Date of the transaction	19 August 2024
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yaniv Carmi
2.	Reason for the Notification
a)	Position/status	Chief Operating Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each

	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of PSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	165,000
d)	Aggregated information: • Aggregated volume • Price	165,000 Ordinary Shares n/a
e)	Date of the transaction	19 August 2024
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yaniv Carmi
2.	Reason for the Notification
a)	Position/status	Chief Operating Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each

	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$3.6251	82,500
d)	Aggregated information: • Aggregated volume • Price	82,500 Ordinary Shares $299,070.75
e)	Date of the transaction	19 August 2024
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sagi Niri
2.	Reason for the Notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each

	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of PSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	205,000
d)	Aggregated information: • Aggregated volume • Price	205,000 Ordinary Shares n/a
e)	Date of the transaction	19 August 2024
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sagi Niri
2.	Reason for the Notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Restricted Stock Units over Ordinary Shares of NIS 0.01 each

	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of RSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	70,000
d)	Aggregated information: • Aggregated volume • Price	70,000 Ordinary Shares n/a
e)	Date of the transaction	1 March 2024
f)	Place of the transaction	NASDAQ Global Market